EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	ir@avino.com www.avino.com

June 23, 2010			TSX-V: ASM U.S. OTC BB: ASGMF Berlin & FSE: GV6

SAN GONZALO BULK SAMPLING PROGRAM UPDATE

Avino Silver and Gold Mines Ltd. (“Avino”) is pleased to report that milling operations commenced on May 22, 2010, with the treatment of stockpiled ET copper ore from the main Avino vein from past mining.   As of June 15 and according to information provided by mine personnel, a total of 3106 tonnes were processed for the production of 104 tonnes of concentrate grading 9.6% Cu and 1.08kg Ag/t. Daily copper and silver recoveries ranged from about 25 to 80% depending on the oxidized condition of the feed.  Efforts are now being focused on improving the copper concentrate grade and to treat the less oxidized material. The following is a report on the plant start up and commissioning for the various unit operations:

The crushing plant operated a total of 61hrs for 38% availability at a finish crush size of minus 12mm. The majority of the downtime was attributed to a full fine ore bin. Other downtime items included the replacement of the screen motor, screen deck and the cone crusher motor pulley.  In general, the crushing equipment performed well. However, dusty conditions were noted at all the transfer points and this problem is being addressed with the installation of water sprays.  As for the large percentage of oversized rocks in the feed, it is being rectified with the rental of a large rock breaker. The operating schedule for the crushing plant is one 8hr shift per day, five days a week.

Initial feed rate to the mill has been set at 8 to 9tph and will be ramped up once the new shipment of grinding balls arrives. It is expected by that time most of the mechanical and electrical issues for the grinding and flotation circuits have been addressed and will have stabilized. Total tonnes processed to June 15 are 3106tonnes. The operating time was 335.5hrs representing 86.5% availability. The main cause of the mill downtime was the loss of process water due to pump failure. A new pump and spare have been ordered to ensure this problem will not occur in the future. Likewise spare motors for the flotation cells have been ordered as well. The mill operating schedule is three 8hr shifts per day and five days per week.

The mine assay lab is now fully functional and has been providing plant control assays on a daily basis. However, check samples have been sent to SGS in Durango to confirm the mine lab results and to provide gold assays which the mine lab is unable to do at this time.

Other than the naturally free floating muddy slimes, thickening operations have been normal with no majors issues noted. Plans are in place to introduce flocculent or additional lime to improve the clarity of the thickener overflow.

As for filtration, the cycle time for cake pick up and blow off need adjusting. In addition, the current vacuum pump is undersized and plans are in place to install a larger vacuum pump.

ON BEHALF OF THE BOARD

“David Wolfin”
______________________________
David Wolfin
President

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.